Exhibit 99.1


                            Explanation of Responses


(1) The shares of Common Stock to which this note relates are held directly by Oracle Institutional Partners ("Oracle Institutional") and Oracle Partners. ("Oracle Partners"). Oracle Associates, LLC ("Oracle Associates") serves as the general partner to Oracle Institutional and Oracle Partners. Mr. Larry
     N. Feinberg ("Mr. Feinberg") serves as the senior managing member of Oracle Associates, LLC, as the sole shareholder and president of Oracle Investment Management, Inc. and as the trustee of The Feinberg Family Foundation. In accordance with Instruction 5(b)(v), the entire number of shares of Common Stock and Notes held by Oracle Institutional and Oracle Partners is reported herein. Oracle Associates disclaims any beneficial ownership of the securities held by Oracle Institutional and Oracle Partners for purposes of Section 16 of the Securities Exchange Act of 1934, except to the extent of Oracle Associates' pecuniary interest. Any further transactions in securities of the issuer required to be reported by Oracle Associates will be reported in joint filings with Mr. Feinberg on Form 4.

(2) The Convertible Notes to which this note relates are held directly by Oracle Institutional and Oracle Partners. Oracle Institutional's Convertible Note is convertible into 127,000 shares of Common Stock and Oracle Partners' Convertible Note is convertible into 459,000 shares of Common Stock.